Exhibit 99.1

ROGERS 3.0: ACCELERATING GROWTH AND OVERHAULING THE CUSTOMER EXPERIENCE

CEO revamps organization structure to support execution strategy

Toronto, ON (May 23, 2014) – Rogers Communications today unveiled a multi-year plan to radically improve the customer experience while laying the groundwork to reaccelerate revenue and cash flow growth relative to its peers.

“Every day I marvel at what an amazing company Ted built,” said Guy Laurence, President and Chief Executive Officer, Rogers Communications. “The mix of assets, the culture of innovation and depth of employee pride is extraordinary. But we’ve neglected our customers, and we’ve let our legacy of growth and innovation slip. The plan I’ve laid out will significantly improve the experience for our customers and re-establish our growth by better leveraging our assets and consistently executing as One Rogers.”

Rogers 3.0: A comprehensive plan

Rogers 3.0 is a long-term plan that reflects feedback from thousands of customers, employees and shareholders. It builds on the underlying strength of the company to identify and capitalize on opportunities for growth and innovation. It will be based on seven strategic priorities:

1.	Be a strong Canadian growth company

2.	Overhaul the Customer Experience

3.	Drive meaningful growth in the business market

4.	Invest in and develop our people

5.	Deliver compelling content anywhere

6.	Focus on innovation and network leadership

7.	Go to market as One Rogers

Management structure

To deliver the Rogers 3.0 plan, we are reorganizing around our customers, creating separate consumer and enterprise business units whilst retaining the existing media business unit. All customer experience functions including customer care call centres, field operations, go-to-market and online channels will be brought together into one team reporting to the CEO.

“This structure will help streamline the organization, clarify accountabilities and make us more agile,” said Laurence. “We will focus on fewer, more impactful initiatives and execute with more precision to deliver on our game plan.”

The new structure:

•	Consumer Business Unit: Rob Bruce, President

•	Enterprise Business Unit: Larry Baldachin*, President

•	Media Business Unit: Keith Pelley, President

•	Customer Experience: Mike Adams*, Chief Customer Officer

•	Brand Management: Dale Hooper, Chief Brand Officer

•	Strategy, Wholesale & Development: Frank Boulben*, Chief Strategy Officer

•	Corporate Affairs: Phil Lind, EVP Regulatory and Vice Chairman

•	Legal: David Miller, Chief Legal Officer and Secretary

•	Human Resources: Jim Reid, Chief Human Resources Officer

•	Finance: Tony Staffieri, Chief Financial Officer

•	Information Technology: Linda Jojo, Chief Information Officer

•	Network: Bob Berner, Chief Technology Officer

* Interim leader

Due to the communications portfolio being divided into three areas, Rob Bruce has decided to leave Rogers and agreed to help Guy Laurence through a transition period until the end of year. In April Phil Lind announced his plan to retire as EVP, Regulatory at the end of 2014. Phil will stay on for at least three more years in an advisory capacity and will remain on the Rogers Board of Directors and the Rogers Control Trust. An internal and external search has begun for all interim appointments.

About Rogers Communications:

Rogers Communications is a diversified Canadian communications and media company. We are Canada’s largest provider of wireless voice and data communications services and one of Canada’s leading providers of cable television, high speed internet and telephony services. Through Rogers Media we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, sports entertainment, and digital media. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit rogers.com.

Caution Regarding Forward-Looking Statements, Risks and Assumptions:

This release includes “forward-looking information” within the meaning of applicable securities laws and assumptions concerning the structure, focus and performance of the company going forwards as detailed above. We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change including but not limited to those relating to competition, regulation, industry structure, systems and network technology. Many of these factors are beyond our control and current expectation or knowledge. Should one or more of these risks, uncertainties or other factors materialize, our objectives, strategies or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this release is qualified by the cautionary statements herein.

For further information:

Traditional / Social Media:	Investment Community:
Terrie Tweddle	Bruce Mann
Rogers Communications	Rogers Communications
416-935-4727	416-935-3532
Terrie.tweddle@rci.rogers.com	bruce.mann@rci.rogers.com